

June 6, 2014

Via E-mail
Gary B. Halverson
President and CEO
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio  44114-2315

**Re:** **Cliffs Natural Resources Inc.**
**June 4th letters sent in response to March 11 and May 29, 2014 comment letters**
**Amendment 1 to Preliminary Proxy Statement filed June 5, 2014 on Schedule 14A**
**File Number:  001-08944**

Dear Mr. Halverson,

We have reviewed the above-captioned filing and responses, and have the following comments.  Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

1. We have read the analysis offered in reply to our prior comment number ten in our letter dated March 11, 2014 and prior comments two and three from our letter dated May 29, 2014. While we understand the position expressed, we disagree with the conclusion that implies the continued unqualified use of the term "control" does not contravene Rule 14a-9 in the context described within those comments.  The participants (other than the nominees) in the counter-solicitation will not, as a matter of fact and law, be obtaining "control" of the Board or Cliffs in the event that their proxy solicitation is fully successful.  Reference to a "control premium" also incorrectly implies that that the participants (other than the nominees) have acquired a controlling equity ownership interest in Cliffs, as opposed to simply exercising their rights as stockholders of the issuer to nominate a slate of new directors.  We also noticed that the response letters seemed to tacitly acknowledge these points by alternatively referring to "effective" control as distinguished from unqualified control.  Please confirm that future references to "control" and "control premium" when describing the results of a

Cliffs Natural Resources Inc.
c/o Gary B. Halverson
June 6, 2014
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successful counter-solicitation will be appropriately qualified in the disclosure, or advise.

2. We note the response to prior comment number four on the initial proxy statement filing. Under the heading "Background of Solicitation" at page 24, please revise the disclosure to state, if true, that the March 20, 2014 proposed settlement agreement provided by Casablanca is the sole settlement offer made thus far and that Cliffs rejected such offer of settlement.

3. We note the response to prior comment number eight on the initial proxy statement filing. Please provide us with a legal analysis in support of the understanding that brokers will maintain the authority to vote on routine proposals in the absence of instructions notwithstanding the fact the election of directors is contested. To the extent a legal foundation exists to support this understanding, please disclose it in the proxy statement.

4. In the letter to shareholders filed with the proxy statement, as well as on pages four and 22 of the proxy statement, Cliffs states "[it] believe[s] that Casablanca's director nominations are intended to pressure Cliffs to adopt Casablanca's previously stated strategic plans, which the Board does not believe are in the best interests of Cliffs' shareholders." Please remove these statements or revise include a reasonable factual basis justifying the statements' inclusion.

   Say-on-Pay Implications, pages 8 and 38 of Amendment No. 1 to Schedule 14A

5. Please revise the statement that the "low Say-on-Pay vote result in 2013 was due mainly to poor share price performance" to qualify this explanation by indicating , if true, that the belief was based on two shareholders who voted against the proposal in 2013 and who explained their reasons to the Company, or provide additional factual basis for this assertion.

   Director Nominees recommended by the Cliffs Board, page 8; and
   Proposal 1, Election of Directors, page 22 of Amendment No. 1 to Schedule 14A

6. Revise to clarify, if true, that due to the Cliffs Board of Directors' decision not to nominate Susan M. Cunningham or Andres R. Gluski for re-election, nor to nominate replacement candidates, Cliffs will nominate only nine individuals for election to the Board of Directors. Alternatively, because of the uncertainty created by the use of the term "intention," revise to indicate, if true, that the Board reserves the right to nominate additional individuals, and in the event the Board determines to nominate additional director candidates, it will supplement the proxy statement to disclose all information required about their candidacy.

   Board Leadership Structure, page 15 of Amendment No. 1 to Schedule 14A

7. We note disclosure that Cliffs' Board separated the roles of the Chairman of the Board and CEO "consistent with its ongoing commitment to best practices in corporate governance." Please revise to provide a reasonable factual foundation to support and establish how separating the roles of CEO and Chairman of the Board is consistent with corporate

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c/o Gary B. Halverson
June 6, 2014
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governance best practices as well as Cliffs' "ongoing commitment" to such practices.

Certain Litigation. Page 24 of Amendment No. 1 to Schedule 14A

8. We noticed that the "Board will consider whether Casablanca's nominees should be approved for purposes of its senior notes indenture in due course should Casablanca continue to seek control of Cliffs' Board." Aside from the objectionable reference to Casablanca seeking control of Cliffs' Board given that such a characterization omits to advise security holders that Casablanca will possess no such objectively determinable control and that the director nominees, if elected, will be required to discharge fiduciary duties, please supplement this disclosure cited from the press release to indicate the legal impact of such an approval on any potential change of control payments.

Information Concerning Director Nominees, page 28 of Amendment No. 1 to Schedule 14A

9. We note your description of Richard K. Riederer's insight as "invaluable." Please provide a reasonable factual basis for this description or remove from the proxy statement.

Proposal 3…, page 70 of Amendment No. 1 to Schedule 14A

10. The discussion regarding Cliffs' commitment to excellence in corporate governance intimates that Cliffs has partially elected, on its own volition, to include a proposal enabling shareholders to vote upon and approve, on an advisory basis, Cliffs' named executive officer compensation. To the extent that the decision to include this proposal was governed by applicable law and a vote that took place in 2011 regarding the shareholders' preference regarding the frequency of such votes, please revise to remove the implication that Cliffs' decision to act in compliance with federal securities law and a past shareholder vote equates to a demonstrated commitment to "excellence in governance."

You may contact me at (202) 551-3266 to discuss any questions or comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

CC: David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz